UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CDI Corp.

(Name of Subject Company (Issuer))

Nova Merger Sub, Inc.

(Name of Filing Person—Offeror)

Nova Intermediate Parent, LLC

(Name of Filing Person—Offeror)

AE Industrial Partners Fund I, L.P.

AE Industrial Partners Fund I-A, L.P.

AE Industrial Partners Fund I-B, L.P.

AE Industrial Partners Fund I GP, LP

AeroEquity GP, LLC

AE Industrial Partners, LLC

(Names of Filing Persons—Other)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125071100

(CUSIP Number of Class of Securities)

Wayne P. Garrett

AE Industrial Partners, LLC

2500 N. Military Trail, Suite 470

Boca Raton, FL 33431

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gerald T. Nowak, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$157,508,621	$18,256

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 18,793,206 shares of common stock of CDI Corp. The transaction value also includes $2,464,671 payable in respect of time vesting deferred stock awards, which are vested or will become vested in connection with the closing of the transactions contemplated herein.
(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,256	Filing Party: Nova Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 14, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) relating to the tender offer by Nova Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”) and a wholly-owned subsidiary of Nova Intermediate Parent, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.10 per share, of CDI Corp., a Pennsylvania corporation (“CDI”), at a price of $8.25 per share net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 14, 2017 (the “Offer to Purchase”), and in the related letter of transmittal.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Items 11 and 12 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 9 and Item 11.

The Offer and withdrawal rights expired at 9:00 a.m., Philadelphia, Pennsylvania time, on September 12, 2017. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 15,504,481 Shares had been validly tendered into and not withdrawn from the Offer (not including 321,104 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 78% of all outstanding Shares and all Shares issuable upon the exercise or vesting, as applicable, of Company Options and Company TVDS Awards. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

On September 12, 2017, pursuant to the terms of the Merger Agreement, the Top-Up Option was automatically deemed exercised and the Purchaser purchased, at a per share price equal to the Offer Price, 3,784,116 newly issued shares of CDI’s common stock, which brought Purchaser’s ownership of Shares, when combined with the Shares acquired by Purchaser in the Offer, to more than 80% of the Shares outstanding after such purchase. The aggregate purchase price of $31,218,957 for the Top-Up Shares was paid by Purchaser partially in cash in an amount equal to the aggregate par value of the Top-Up Shares and partially by a promissory note for the remaining amount. CDI offered and sold the Top-Up Shares as a private placement pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act.

As a result of its acceptance of the Shares tendered in the Offer and its purchase of Shares pursuant to the Top-Up Option, Purchaser has acquired sufficient Shares to effect the Merger without submitting the merger to a vote of stockholders as permitted in Section 321(d)(1)(ii) of the PBCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 321(d)(1)(ii) of the PBCL. In the Merger, each outstanding Share (other than Shares owned by CDI, Purchaser or Parent or any subsidiary of CDI or Parent, or Shares as to which the holder thereof has properly demanded and not otherwise lost dissenters’ rights under Pennsylvania law) will be converted into the right to receive the Offer Price. Following the Merger, CDI will delist the Shares from the NYSE and apply for termination of registration of the Shares under the Exchange Act.

The full text of the press release issued on September 12, 2017, announcing the expiration and results of the Offer is attached as Exhibit (a)(1)(H) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Press Release issued by AE Industrial Partners, LLC on September 12, 2017.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2017

NOVA MERGER SUB, INC.

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Vice President

NOVA INTERMEDIATE PARENT, LLC

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Vice President

AE INDUSTRIAL PARTNERS FUND I, L.P.

By:	AeroEquity Partners Fund I GP, LP
Its:	General Partner

By:	AeroEquity GP, LLC
Its:	General Partner

By:	AE Industrial Partners, LLC
Its:	Sole Member

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

AE INDUSTRIAL PARTNERS FUND I-A, L.P.

By:	AeroEquity Partners Fund I GP, LP
Its:	General Partner

By:	AeroEquity GP, LLC
Its:	General Partner

By:	AE Industrial Partners, LLC
Its:	Sole Member

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

AE INDUSTRIAL PARTNERS FUND I-B, L.P.

By:	AeroEquity Partners Fund I GP, LP
Its:	General Partner

By:	AeroEquity GP, LLC
Its:	General Partner

By:	AE Industrial Partners, LLC
Its:	Sole Member

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

AE INDUSTRIAL PARTNERS FUND I GP, LP

By:	AeroEquity GP, LLC
Its:	General Partner

By:	AE Industrial Partners, LLC
Its:	Sole Member

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

AEROEQUITY GP, LLC

By:	AE Industrial Partners, LLC
Its:	Sole Member

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

AE INDUSTRIAL PARTNERS, LLC

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	Attorney in Fact

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 14, 2017*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on August 14, 2017 in the New York Times*

(a)(1)(G)	Press Release issued by CDI Corp. on July 31, 2017 (incorporated by reference to Exhibit 99.1 to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9C, filed July 31, 2017)*

(a)(1)(H)	Press Release issued by AE Industrial Partners, LLC on September 12, 2017.

(a)(5)(A)	Complaint captioned Scarantino v. CDI Corp. et al., case no. 2:17-cv-03700-MAK, filed on August 17, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(xi) to CDI Corp.’s Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9C, filed August 25, 2017)*

(a)(5)(B)	Complaint captioned Jurmu v. CDI Corp. et al., case no. 2:17-cv-03787, filed on August 23, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(xii) to CDI Corp.’s Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9C, filed August 25, 2017)*

(a)(5)(C)	Complaint captioned Carter v. CDI Corp. et al., case no. 2:17-cv-03839, filed on August 25, 2017, in the U.S. District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(xiii) to CDI Corp.’s Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9C, filed August 25, 2017)*

(b)(1)	Commitment Letter, dated as of July 31, 2017, between Nova Intermediate Parent, LLC and PNC Bank, National Association*

(d)(1)	Agreement and Plan of Merger, dated as of July 31, 2017, among CDI Corp., Nova Merger Sub, Inc. and Nova Intermediate Parent, LLC (incorporated by reference to Exhibit 2.1 to CDI Corp.’s Current Report on Form 8-K, filed August 1, 2017)*

(d)(2)	Nondisclosure Agreement, dated as of May 12, 2017, by and between AE Industrial Partners, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(6) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)*

(d)(3)	Nondisclosure Agreement, dated as of February 27, 2017, by and between Belcan, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(7) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)*

(d)(4)	Exclusivity Agreement, dated as of July 19, 2017, by and between AE Industrial Partners, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(8) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)*

(d)(5)	Equity Commitment Letter, dated July 31, 2017, by and among AE Industrial Partners Fund, L.P., AE Industrial Partners Fund I-A, L.P., AE Industrial Partners Fund I-B, L.P. and Nova Intermediate Parent, LLC. (incorporated by reference to Exhibit 99.1 to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9C, filed July 31, 2017)*

(d)(6)	Form of Tender and Support Agreement*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.